BVR TECHNOLOGIES LTD.

Filing Type:	NT 20-F
Description:	Notification of Late Filing
Filing Date:	June 26, 2003
Period End:	Dec 31, 2002

Primary Exchange:	Nasdaq SmallCap Market
Ticker:	BVRT

Table of Contents

NT 20-F

PART I	2
PART III	2
PART IV	3
PART III	3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
001-13844

(Check One):	☐ Form 10-K	☒ Form 20-F
	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
BVR Technologies Ltd.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
2 Azrieli Center

City, State and Zip Code:
Tel Aviv, Israel 67021

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a) The reasons described in reasonable detail in Part III of this form could not be
☒	eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
☒	20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has been unable to compile the documentation necessary to finalize the financial statements and other disclosure in the Form 20-F.

The Company represents that its Annual Report on Form 20-F will be filed no later than July 15, 2002.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yaron Sheinman	972-3	696-6060
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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BVR Technologies Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2003

By: Yaron Sheinman, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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